

April 12, 2012

Via E-mail
Richard A. Galanti
Executive Vice President, Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

> **Re:** **Costco Wholesale Corporation**
> **Form 10-K for the Fiscal Year Ended August 28, 2011**
> **Filed October 14, 2011**
> **Response dated March 22, 2012**
> **File No. 0-20355**

Dear Mr. Galanti:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 28, 2011

Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

1. We note your response to comment 2 and your discussion of significant LIFO adjustments at each period end to reflect the inflationary and deflationary trends in explaining the change in gross profit margins. We also note from Note 1 on page 52 that you applied LIFO inventory in accounting for the US inventories and that you adjusted LIFO inventory to give effect to inflation or deflation at each period end. In that regard, please explain to us in further detail how the adjustments work by providing us an example along with the journal entries in recording them. Also, the adjustments appear to

write up your LIFO inventory to FIFO basis in an inflationary cost environment. If so, explain to us why it is appropriate to do so under US GAAP.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3377 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief